# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Enviri Corp, CIK 0000045876
CUSIP: 415864107
Title of class of securities: Common Stock, par value $1.25 per share
Address of issuer's principal executive offices: Two Logan Square, 100-120 North 18th Street, 17th Floor, Philadelphia, Pennsylvania (PA), 19103
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001569241

## Reporting persons
- Newtyn Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 4,999,387; shared voting power 0; sole dispositive power 4,999,387; shared dispositive power 0; aggregate amount beneficially owned 4,999,387 (6.2% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: Enviri Corp
Address of issuer's principal executive offices: Two Logan Square, 100-120 North 18th Street, 17th Floor Philadelphia, PA 19103

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by Newtyn Management, LLC, a New York limited liability company (the "Reporting Person"). The Reporting Person is the investment manager to Newtyn TE Partners, LP, a Delaware limited partnership ("NTE"), and Newtyn Partners, LP, a Delaware limited partnership ("NP"). As of December 31, 2025, NTE held (i) 2,888,415 shares of common stock (the "Common Stock") of Enviri Corp (the "Issuer"), (ii) options to purchase 124,600 shares of Common Stock at an exercise price of $15.00 per share which expire on January 16, 2026, and (iii) options to purchase 124,600 shares of Common Stock at an exercise price of $17.50 per share which expire on January 16, 2026, and NP held (i) 1,710,972 shares of Common Stock, (ii) options to purchase 75,400 shares of Common Stock of the Issuer at an exercise price of $15.00 per share which expire on January 16, 2026, and (iii) options to purchase 75,400 shares of Common Stock of the Issuer at an exercise price of $17.50 per share which expire on January 16, 2026. The Reporting Person, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of December 31, 2025, the Reporting Person may be deemed to beneficially own the 4,999,387 shares of Common Stock, including shares of Common Stock underlying options, held in the aggregate by NTE and NP. Beneficial ownership percentages are based upon approximately 80,652,661 shares of Common Stock issued and outstanding as of October 31, 2025, based on information reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.
Address of principal business office or, if none, residence: The address for the Reporting Person is 60 East 42nd Street, 12th Floor, New York, NY 10165.
Citizenship: The Reporting Person is organized under the laws of the State of New York.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,999,387.00
Percent of class: 6.2%
Sole power to vote or to direct the vote: 4,999,387.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 4,999,387.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Newtyn Management, LLC: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory (02/17/2026)